FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               22 September, 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Product Launch sent to the London Stock Exchange on 22 September, 2005





PR0521

                O2 JOINT VENTURES RING UP 1.2 MILLION CUSTOMERS

Embargo: Not for publication before 11.00 hours London time, 22 September 2005

O2 plc announced that its German and UK joint venture companies now have nearly
1.2 million customers between them, with Tchibo mobil having acquired around 435,000 pre-pay subscribers in its first year of operation and Tesco Mobile user numbers growing to 750,000.

Building on this success, Tchibo mobil is today entering the post-pay market with the launch of a simple, value-for-money offering which will enable customers who sign up for a 24-month contract to call other Tchibo subscribers for just 5 cents per minute regardless of the time of day, while all other calls and text messages will be charged at a flat rate of 15 cents. This follows the introduction of new pre-pay tariffs of 5 and 25 cents per minute for on-net and cross-net calls respectively - the most competitive rates of any full service provider in the German market.

Rudi Groger, CEO of O2 Germany, commented: "With the launch of our 50/50 joint venture a year ago, O2 and Tchibo transformed the German mobile market. We were the first to offer a flat rate in the pre-pay arena and the combination of high quality services at a low price has proved hugely popular, as we have signed up 435,000 customers in just 12 months. Recent studies have shown that users also want a similar, transparent contract offer and we are confident that our new, simple post-pay proposition will prove equally attractive to the Tchibo target group and contribute to further strong growth for the joint venture."

Tesco Mobile, the 50/50 joint venture with Tesco plc, now has a pre-pay customer base of 750,000.
                                     -ends-

O2

O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has nearly 25 million customers and some 15,000 employees. It reported revenues for the year ended 31 March 2005 of GBP6.683 billion. Data represented 26% of total service revenues in the quarter ending 30 June 2005.

O2 Contacts:

David Nicholas                          Simon Gordon
Director of Communications              Head of Media Relations
O2 plc                                  O2 plc
david.nicholas@o2.com                   simon.gordon@o2.com
t: +44 (0) 771 575 9176                 t: +44 (0)771 007 0698

O2 press office: 01753 628402

     All O2 Group news releases can be accessed at our web site: www.o2.com


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 22 September, 2005                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary